As filed with the Securities and Exchange Commission on June 3, 2024

Registration No. 333-277325

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Pre-Effective Amendment  ☐

Post-Effective Amendment No. 1  ☒

(Check appropriate box or boxes)

Golub Capital BDC, Inc.

(Exact Name of Registrant as Specified in Charter)

200 Park Avenue

25th Floor

New York, NY 10166 (Address of Principal Executive Offices)

(212) 750-6060

(Area Code and Telephone Number)

David B. Golub

Golub Capital BDC, Inc.

200 Park Avenue

25th Floor

New York, NY 10166

(212) 750-6060 (Name and Address of Agent for Service)

Copies to:

Thomas J. Friedmann, Esq.

Eric S. Siegel, Esq.

Matthew J. Carter, Esq.

Dechert LLP

1900 K St. NW

Washington, DC 20006

Telephone: (202) 261-3395 Fax: (202) 261-3395

Approximate Date of Proposed Public Offering: As soon as practicable after this registration statement becomes effective and upon completion of the merger described in the enclosed document.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-14 (File No. 333-277325) of Golub Capital BDC, Inc. (as amended, the “Registration Statement”) is being filed solely for the purpose of updating certain exhibits to the Registration Statement. Other than Item 16 of Part C of the Registration Statement, no changes have been made to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of the facing page, this explanatory note and Part C of the Registration Statement. The other contents of the Registration Statement are hereby incorporated by reference.

PART C

OTHER INFORMATION

Item 15. Indemnification.

As permitted by Section 102 of the DGCL, GBDC has adopted provisions in its certificate of incorporation, as amended, that limit or eliminate the personal liability of its directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to GBDC or its stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for: any breach of the director’s duty of loyalty to GBDC or its stockholders; any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law; any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or any transaction from which the director derived an improper personal benefit. These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission.

GBDC’s certificate of incorporation and bylaws provide that all directors, officers, employees and agents of the registrant shall be entitled to be indemnified by GBDC to the fullest extent permitted by the DGCL, subject to the requirements of the 1940 Act. Under Section 145 of the DGCL, GBDC is permitted to offer indemnification to its directors, officers, employees and agents.

Section 145(a) of the DGCL provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because the person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of any other enterprise. Such indemnity may be against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and if, with respect to any criminal action or proceeding, the person did not have reasonable cause to believe the person’s conduct was unlawful.

Section 145(b) of the DGCL provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of any other enterprise, against any expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145(g) of the DGCL provides, in general, that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of any other enterprise, against any liability asserted against the person in any such capacity, or arising out of the person’s status as such, regardless of whether the corporation would have the power to indemnify the person against such liability under the provisions of the law. GBDC has obtained liability insurance for the benefit of its directors and officers. Each of the Current GBDC Investment Advisory Agreement and the New Investment Advisory Agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, GC Advisors and its officers, managers, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from GBDC for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of GC Advisors’ services under the Current GBDC Investment Advisory Agreement, the New Investment Advisory Agreement or otherwise as an investment adviser of GBDC.

The Administration Agreement, as assigned, provides that, absent willful misfeasance, bad faith or negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, the Administrator and its officers, managers, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from GBDC for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of the Administrator’s services under the Administration Agreement or otherwise as administrator for GBDC.

Insofar as indemnification for liability arising under the Securities Act may be permitted to directors, officers and controlling persons of GBDC pursuant to the foregoing provisions, or otherwise, GBDC has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by GBDC of expenses incurred or paid by a director, officer or controlling person of GBDC in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, GBDC will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 16. Exhibits.

(1)	Form of Certificate of Incorporation (Incorporated by reference to Exhibit (a)(2) to the Registrant’s Pre-effective Amendment No. 3 to the Registration Statement on Form N-2 (File No. 333-163279), filed on March 24, 2010).

(1)(a)	Certificate of Amendment to Certificate of Incorporation of Golub Capital BDC, Inc. (Incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K (File No. 814-00794), filed on September 4, 2019).

(1)(b)	Certificate of Amendment to Certificate of Incorporation of Golub Capital BDC, Inc. (Incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K (File No. 814-00794), filed on February 18, 2022).

(2)(a)	Amended and Restated Bylaws (Incorporated by reference to Exhibit 3.3 to the Registrant's Form 10-K (File No. 814-00794), filed November 21, 2022).

(3)	Not applicable.

(4)(a)	Agreement and Plan of Merger by and among Golub Capital BDC, Inc., Golub Capital BDC 3, Inc., Park Avenue Subsidiary, Inc., GC Advisors, LLC, and solely for purposes of Section 1.9, Golub Capital LLC, dated as of January 16, 2024 (Incorporated by reference to Exhibit 2.1 to the Registrant’s Current Report on Form 8-K (File No. 814-00794), filed on January 17, 2024).

(4)(b)	Amendment No. 1 to Agreement and Plan of Merger by and among Golub Capital BDC, Inc., Golub Capital BDC 3, Inc., Park Avenue Subsidiary, Inc., GC Advisors, LLC, and solely for purposes of Section 1.9, Golub Capital LLC, dated as of April 11, 2024 (Incorporated by reference to Exhibit 4(b) filed with Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 (File No. 333-277325), filed on April 12, 2024)..

(5)(a)	Form of Stock Certificate (Incorporated by reference to Exhibit (d) to the Registrant’s Pre-effective Amendment No. 3 to the Registration Statement on Form N-2 (File No. 333-163279), filed on March 24, 2010).

(5)(b)	Form of Subscription Certificate (Incorporated by reference to Exhibit (d)(2) to the Registrant’s Registration Statement on Form N-2 (File No. 333-174756), filed on June 7, 2011).

(5)(c)	Form of Indenture (Incorporated by reference to Exhibit (d)(3) to the Registrant’s Registration Statement on Form N-2 (File No. 333-174756), filed on June 7, 2011).

(5)(d)	Form of Subscription Agent Agreement (Incorporated by reference to Exhibit (d)(4) to the Registrant’s Registration Statement on Form N-2 (File No. 333-174756), filed on June 7, 2011).

(5)(e)	Form of Warrant Agreement (Incorporated by reference to Exhibit (d)(5) to the Registrant’s Registration Statement on Form N-2 (File No. 333-174756), filed on June 7, 2011).

(5)(f)	Form of Certificate of Designation for Preferred Stock (Incorporated by reference to Exhibit (d)(6) to the Registrant’s Pre-effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-174756), filed on August 25, 2011).

(5)(g)	Form T-1 Statement of Eligibility of U.S. Bank National Association, as Trustee, with respect to the Form of Indenture (Incorporated by reference to Exhibit (d)(7) to the Registrant’s Pre-effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-174756), filed on August 25, 2011).

(5)(h)	Indenture, dated as of October 2, 2020, by and between Golub Capital BDC, Inc. and U.S. Bank National Association, as trustee (Incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K (File No. 814-00794), filed on October 5, 2020).

(5)(i)	First Supplemental Indenture, dated as of October 2, 2020, relating to the 3.375% Notes due 2024, by and between Golub Capital BDC, Inc. and U.S. Bank National Association, as trustee. (Incorporated by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K (File No. 814-00794), filed on October 5, 2020).

(5)(j)	Form of 3.375% Notes due 2024. (Incorporated by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K (File No. 814-00794), filed on October 5, 2020).

(5)(k)	Second Supplemental Indenture, dated as of February 24, 2021, related to the 2.500% Notes due 2026, by and between Golub Capital BDC, Inc. and U.S. Bank National Association, as trustee. (Incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K (File No. 814-00794), filed on February 24, 2021).

(5)(l)	Form of 2.500% Notes due 2026. (Incorporated by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K (File No. File No. 814-00794), filed on February 24, 2021).

(5)(m)	Third Supplemental Indenture, dated as of August 3, 2021, relating to the 2.050% Notes due 2027, by and between Golub Capital BDC, Inc. and U.S. Bank National Association, as trustee. (Incorporated by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K (File No. 814-00794), filed on August 3, 2021).

(5)(n)	Form of 2.050% Notes due 2027. (Incorporated by reference to Exhibit 4.3 to the Registrant's Current Report on Form 8-K (File No. 814-00794), filed on August 3, 2021).

(5)(o)	Notice of Redemption of 3.375% Notes due 2024. (Incorporated by reference to Exhibit 99.1 to the Registrant’s Current Report on Form 8-K (File No. 814-00794).

(5)(p)	Amendment No. 7 to Loan Financing and Servicing Agreement, dated as of March 8, 2023, among GBDC 3 Funding LLC, as borrower, Golub Capital BDC 3, Inc., as servicer, and Deutsche Bank AG, New York Branch, as facility agent, as agent and as a committed lender. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 814-01244), filed on March 4, 2024.

(6)(a)	Fourth Amended and Restated Investment Advisory Agreement, dated August 3, 2023, by and between the Registrant and GC Advisors LLC (Incorporated by reference to Exhibit 10.3 to the Registrant’s Quarterly Report on Form 10-Q (File No. 814-00794), filed on August 7, 2023).

(7)(a)	Form of Underwriting Agreement for equity securities (Incorporated by reference to Exhibit (h)(1) to the Registrant’s Registration Statement on Form N-2 (File No. 333-174756), filed on June 7, 2011).

(7)(b)	Form of Underwriting Agreement for debt securities (Incorporated by reference to Exhibit (h)(2) to the Registrant’s Registration Statement on Form N-2 (File No. 333-174756), filed on June 7, 2011).

(8)	Not applicable.

(9)	Form of Custody Agreement (Incorporated by reference to Exhibit (j) to the Registrant’s Pre-effective Amendment No. 5 to the Registration Statement on Form N-2 (File No. 333-163279), filed on April 12, 2010).

(10)	Not applicable.

(12)	Opinion and Consent of Dechert LLP. *

(13)(a)	Certificate of Appointment of Transfer Agent (Incorporated by reference to Exhibit (k)(1) to the Registrant’s Pre-effective Amendment No. 3 to the Registration Statement on Form N-2 (File No. 333-163279), filed on March 24, 2010).

(13)(b)	Form of Administration Agreement between the Registrant and GC Service Company LLC (Incorporated by reference to Exhibit (k)(2) to the Registrant’s Pre-effective Amendment No. 3 to the Registration Statement on Form N-2 (File No. 333-163279), filed on March 24, 2010).

(13)(c)	Form of Trademark License Agreement between the Registrant and Golub Capital Management LLC (Incorporated by reference to Exhibit (k)(3) to the Registrant’s Pre-effective Amendment No. 3 to the Registration Statement on Form N-2 (File No. 333-163279), filed on March 24, 2010).

(13)(d)	Amended and Restated Dividend Reinvestment Plan (Incorporated by reference to Exhibit 10.1 to Registrant’s Current Report on Form 8-K (File No. 814-00794), filed on May 5, 2011).

(13)(e)	Master Loan Sale Agreement, dated July 16, 2010, by and between the Registrant, Golub Capital BDC 2010-1 LLC and Golub Capital BDC 2010-1 Holdings LLC (Incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K (File No. 814-00794), filed on July 16, 2010).

(13)(f)	Indenture, dated as of November 16, 2018, by and between Golub Capital BDC CLO III LLC and US Bank National Association (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 814-00794), filed on November 21, 2018).

(13)(g)	First Supplemental Indenture, dated as of June 30, 2023, by and between Golub Capital BDC CLO III LLC, as Issuer, and U.S. Bank Trust Company, National Association, as Trustee, and consented to by GC Advisors LLC, as Collateral Manager (Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 814-00794), filed on June 30, 2023).

(13)(h)	Collateral Management Agreement, dated as of November 16, 2018, by and between Golub Capital BDC CLO III LLC and GC Advisors LLC (Incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K (File No. 814-00794), filed on November 21, 2018).

(13)(i)	Amended and Restated Revolving Loan Agreement, dated as of June 21, 2019, by and among the Registrant, as the borrower, and GC Advisors LLC, as the lender (Incorporated by reference to Exhibit 10.1 to Registrant’s Current Report on Form 8-K (File No. 814-00794), filed on June 25, 2019).

(13)(j)	First Amendment to the Amended and Restated Revolving Loan Agreement, dated as of October 28, 2019, by and between Golub Capital BDC, Inc. as the borrower and GC Advisors LLC as the lender (Incorporated by reference to Exhibit 10.1 to Registrant’s Current Report on Form 8-K (File No. 814-00794), filed on October 31, 2019).

(13)(k)	Second Amendment to Amended and Restated Revolving Loan Agreement, dated as of June 15, 2022, by and among Golub Capital BDC, Inc., as the borrower, and GC Advisors LLC, as the lender. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current report on Form 8-K (File No. 814-00794), filed on June 16, 2022).

(13)(l)	Note Purchase Agreement, dated December 13, 2018, by and among GCIC CLO II LLC and Wells Fargo Securities, LLC (Incorporated by reference to Exhibit 10.1 to Golub Capital Investment Corporation’s Current Report on Form 8-K (File No. 814-01128), filed on December 19, 2018).

(13)(m)	Indenture, dated December 13, 2018, by and between GCIC CLO II LLC and The Bank of New York Mellon Trust Company, N.A. (Incorporated by reference to Exhibit 10.2 to Golub Capital Investment Corporation’s Current Report on Form 8-K (File No. 814-01128), filed on December 19, 2018).

(13)(n)	Collateral Management Agreement, dated December 13, 2018, by and between GCIC CLO II LLC and GC Advisors LLC (Incorporated by reference to Exhibit 10.3 to Golub Capital Investment Corporation’s Current Report on Form 8-K (File No. 814-01128), filed on December 19, 2018).

(13)(o)	Master Loan Sale Agreement by and among Golub Capital Investment Corporation, as the seller, GC Advisors LLC, as the closing date seller, GCIC CLO II LLC, as the buyer, and GCIC Funding LLC, as the warehouse borrower, dated as of December 13, 2018 (Incorporated by reference to Exhibit 10.4 to Golub Capital Investment Corporation’s Current Report on Form 8-K (File No. 814-01128), filed on December 19, 2018).

(13)(p)	Master Loan Sale Agreement by and among Golub Capital Investment Corporation, as the seller, GCIC CLO II Depositor LLC, as the intermediate seller, and GCIC CLO II LLC, as the buyer, dated as of December 13, 2018 (Incorporated by reference to Exhibit 10.5 to Golub Capital Investment Corporation’s Current Report on Form 8-K (File No. 814-01128), filed on December 19, 2018).

(13)(q)	First Supplemental Indenture, dated as of December 21, 2020, by and between GCIC CLO II LLC, as Issuer, and The Bank of New York Mellon Trust Company, National Association, as Trustee to the Indenture, dated as of December 13, 2018, among the Issuer and Trustee. (Incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q (File No. 814-00794), filed on February 8, 2021).

(13)(r)	Second Supplemental Indenture, dated as of June 30, 2023, by and between GCIC CLO II LLC, as Issuer, and The Bank of New York Mellon Trust Company, National Association, as Trustee, and consented to by GC Advisors LLC, as Collateral Manager and The Bank of New York Mellon Trust Company, National Association, as Collateral Administrator. (Incorporated by reference to Exhibit 10.2 to the Registrant’s Current report on Form 8-K (File No. 814-00794), filed on June 30, 2023).

(13)(s)	Senior Secured Revolving Credit Agreement, dated as of February 11, 2021, by and among Golub Capital BDC, Inc., as borrower, JPMorgan Chase Bank, N.A., as administrative agent and as collateral agent, and the lenders, syndication agents, joint bookrunners, and joint lead arrangers party thereto. (Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 814-00794), filed on February 12, 2021).

(13)(t)	Commitment Increase Agreement, dated as of October 14, 2021, by Signature Bank, as Increasing Lender, Wells Fargo Bank, National Association and Regions Bank, each as an Assuming Lender, in favor of GBDC, as borrower, and JPMorgan Chase Bank, N.A., as administrative agent under the Revolving Credit Facility. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current report on Form 8-K (File No. 814-00794), filed on October 18, 2021).

(13)(u)	Commitment Increase Agreement, dated as of November 23, 2021, by First National Bank of Pennsylvania, as Assuming Lender, JPMorgan Chase Bank, N.A., MUFG Union Bank, N.A., CIBC Bank USA, and Sumitomo Mitsui Banking Corporation, each as an Increasing Lender, in favor of Golub Capital BDC, Inc., as borrower, and JPMorgan Chase Bank, N.A., as administrative agent under the Senior Secured Revolving Credit Facility, dated as of February 11, 2021, as amended, among Golub Capital BDC, Inc., as borrower, JPMorgan Chase Bank, N.A., as administrative agent and as collateral agent, and the lenders, syndication agents, joint bookrunners, and joint lead arrangers party thereto. (Incorporated by reference to Exhibit 10.2 to the Registrant’s Current report on Form 8-K (File No. 814-00794), filed on November 24, 2021).

(13)(v)	Amendment No. 1, dated as of November 19, 2021, to Senior Secured Revolving Credit Agreement, dated as of February 11, 2021, by and among, Golub Capital BDC, Inc., as borrower, JPMorgan Chase Bank, N.A., as administrative agent and as collateral agent, and the lenders, syndication agents, joint bookrunners, and joint lead arrangers party thereto. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current report on Form 8-K/A (File No. 814-00794), filed on December 14, 2021).

(13)(w)	Amendment No. 2, dated as of September 2, 2022, to Senior Secured Revolving Credit Agreement, dated as of February 11, 2021, as amended, by and among, Golub Capital BDC, Inc., as borrower, JPMorgan Chase Bank, N.A., as administrative agent and as collateral agent, and the lenders, syndication agents, joint bookrunners, and joint lead arrangers party thereto. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current report on Form 8-K (File No. 814-00794), filed on September 8, 2022).

(13)(x)	Commitment Increase Agreement, dated as of September 16, 2022, by Santander Bank, N.A., as an Assuming Lender, in favor of Golub Capital BDC, Inc., as borrower, and JPMorgan Chase Bank, N.A., as administrative agent under the Senior Secured Revolving Credit Facility, dated as of February 11, 2021, as amended, among Golub Capital BDC, Inc., as borrower, JPMorgan Chase Bank, N.A., as administrative agent and as collateral agent, and the lenders, syndication agents, joint bookrunners, and joint lead arrangers party thereto. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current report on Form 8-K (File No. 814-00794), filed on September 20, 2022).

(13)(y)	Amended and Restated Senior Secured Revolving Credit Agreement, dated as of March 17, 2023, by and among Golub Capital BDC, Inc., as borrower, and JPMorgan Chase Bank, N.A., as administrative agent under the Senior Secured Revolving Credit Facility, dated as of February 11, 2021, as amended, among Golub Capital BDC, Inc., as borrower, JPMorgan Chase Bank, N.A., as administrative agent and as collateral agent, and the lenders, syndication agents, joint bookrunners, and joint lead arrangers party thereto. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current report on Form 8-K (File No. 814-00794), filed on March 20, 2023).

(13)(z)	Equity Distribution Agreement, dated as of October 6, 2023, by and among Golub Capital BDC, Inc. GC Advisors LLC, Golub Capital LLC, Keefe Bruyette & Woods, Inc. and Regions Securities LLC (Incorporated by reference to Exhibit 1.1 to the Registrant’s Current report on Form 8-K (File No. 814-00794), filed on October 10, 2023).

13(aa)	Fourth Supplemental Indenture, dated as of December 5, 2023, relating to the 7.050% Notes due 2028, by and between Golub Capital BDC, Inc. and U.S. Bank Trust Company, National Association (as successor in interest to U.S. Bank National Association), as trustee (Incorporated by reference to Exhibit 4.2 to Registrant's Current Report on 8-K (File No. 814-00794), filed on December 5, 2023).

13(bb)	Waiver Agreement to the Fourth Amended and Restated Investment Advisory Agreement by and Between Golub Capital BDC, Inc. and GC Advisors LLC (Incorporated by reference to Exhibit 10.1 to Registrant's Current Report on 8-K (File No. 814-00794), filed on January 17, 2024).

13(cc)	Fifth Supplemental Indenture, dated as of February 1, 2024, relating to the 6.000% Notes due 2029, by and between Golub Capital BDC, Inc. and U.S. Bank Trust Company, National Association (as successor in interest to U.S. Bank National Association), as trustee (Incorporated by reference to Exhibit 4.2 to Registrant's Current Report on 8-K (File No. 814-00794), filed on February 1, 2024).

(14)(a)	Consent of Ernst & Young LLP (Incorporated by reference to Exhibit 14(a) filed with Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 (File No. 333-277325), filed on April 12, 2024).

14(b)	Report of Ernst & Young LLP on GBDC 3 Supplemental Information (Incorporated by reference to Exhibit 14(b) filed with Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 (File No. 333-277325), filed on April 12, 2024).

14(c)	Report of Ernst & Young LLP on GBDC Supplemental Information (Incorporated by reference to Exhibit 14(c) filed with Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 (File No. 333-277325), filed on April 12, 2024).

(15)	Not applicable.

(16)	Power of Attorney (Included on and incorporated by reference to the signature page to the Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 (File No. 333-277325), filed on April 12, 2024).

(17)(a)	Consent of Keefe, Bruyette & Woods, Inc. (Incorporated by reference to Exhibit 17(a) filed with the Registrant’s Registration Statement on Form N-14 (File No. 333-277325), filed on February 23, 2024).

(17)(b)	Consent of Morgan Stanley & Co. LLC (Incorporated by reference to Exhibit 17(b) filed with the Registrant’s Registration Statement on Form N-14 (File No. 333-277325), filed on February 23, 2024).

(17)(c)	Form of Proxy Card of Golub Capital BDC, Inc. (Incorporated by reference to Exhibit 17(c) filed with Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 (File No. 333-277325), filed on April 12, 2024).

(17)(d)	Form of Proxy Card of Golub Capital BDC 3, Inc. (Incorporated by reference to Exhibit 17(d) filed with Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 (File No. 333-277325), filed on April 12, 2024).

(18)	Filing Fee Table (Incorporated by reference to Exhibit 18 filed with Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 (File No. 333-277325), filed on April 12, 2024).

*	Filed herewith.

Item 17. Undertakings.

(1) The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, the reoffering prospectus will contain the information called for by the applicable registration form for the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed on behalf of the registrant, in New York, New York on the 3rd day of June, 2024.

GOLUB CAPITAL BDC, INC.

By:	/s/ David B. Golub
David B. Golub
Chief Executive Officer

As required by the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated:

SIGNATURE	TITLE	DATE

/s/ David B. Golub	Chief Executive Officer and Director	June 3, 2024
David B. Golub	(Principal Executive Officer)

/s/ Christopher C. Ericson	Chief Financial Officer	June 3, 2024
Christopher C. Ericson	(Principal Financial and Accounting Officer)

*	Chairman of the Board of Directors	June 3, 2024
Lawrence E. Golub

*	Director	June 3, 2024
John T. Baily

*	Director	June 3, 2024
Kenneth F. Bernstein

*	Director	June 3, 2024
Anita J. Rival

*	Director	June 3, 2024
William M. Webster IV

*	Director	June 3, 2024
Lofton P. Holder

*By:	/s/ David B. Golub
Attorney-in-Fact